UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of May 2025
Commission File
Number: 001-38283

InflaRx N.V.
(Exact name of Registrant as Specified in Its Charter)

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On November 10, 2025, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Reports Positive Phase 2a Data for INF904 in Hidradenitis Suppurative (HS) and Chronic Spontaneous Urticaria (CSU).”

The Company previously announced that it is developing INF904, an orally administered small-molecule C5aR inhibitor, for which the Company has completed a Phase 1 study in healthy volunteers. The Company initially focused on hidradenitis suppurativa (“HS”), and chronic spontaneous urticaria (“CSU”). On November 10, 2025, the Company announced topline results for INF904 from the Company’s Phase 2a basket study in these indications. The study is evaluating the safety and pharmacokinetics/ pharmacodynamics profile of INF904, with efficacy evaluated as an exploratory endpoint. Efficacy data were data reported for 29 of 31 patients in HS and 30 of 31 patients in CSU. Safety data were reported from a total of 33 patients in each indication. Doses being studied are 60 mg, 90 mg and 120 mg twice daily for HS and 60 mg and 120 mg twice daily for CSU.

In HS, clinical endpoints included reduction in abscesses and nodule (“AN”) counts draining tunnel (“dT”) counts, pain reduction (measured per the Numeric Rating Scale 30 or NRS30), improvement in Dermatology Life Quality Index (“DLQI”) and measurement of the Hidradenitis Suppurativa Clinical Response (“HiSCR”). Patients in the trial demonstrated rapid and clinically meaningful reductions in AN and DT counts, improvements in NRS30 and DLQI, and  HiSCR improvements observed at the end of treatment that continued to deepen four weeks after the treatment period. Efficacy data at 4 weeks were largely in line with data reported for a similar timepoint from clinical studies for approved HS therapies. No serious adverse events or safety signals were reported across all doses.

In CSU, endpoints included change from baseline in Urticaria Activity Score over 7 days (“UAS7”) and Urticaria Control Test (“UCT7”), and responder rate analyses, with additional subset analyses conducted in several study subpopulations. Reported improvements in clinical measures such as UAS7 achieved the highest reduction in the 60 mg dosing cohort (UAS7 change from baseline of -13.7 points at week 4), and indicate a level of activity that exceeds average historically reported placebo levels and is generally within the range of existing approved CSU drugs. Furthermore, in patients with severe CSU at baseline (defined as UAS7 of 28–42; n=23), the 60 mg dose reduced UAS7 by 15.4 points, and in patients who presented with angioedema at baseline (n=3) the reduction of UAS7 was 18.7 points.  Additional efficacy analyses in patients with high IgE (n=22) and low IgE (n=6) at baseline showed that INF904 appeared equally effective in both patient populations. Improvements in efficacy measures were generally rapid beginning from Week 1 and generally deepened over the four 4 -week treatment period. Patients continued to benefit from INF904 four weeks after the last dose, as measured by reduction in UAS7. Across all doses, no serious adverse events or safety signals were reported.

InflaRx Data

These topline results are based on the number of patients indicated and are subject to final data review and quality checks. For HS, two patients (one in the 60 mg bid dosing group and one in the 90 mg bid dosing group) are still completing treatment and are excluded from the data presented. For CSU, one patient in the 120 mg bid dosing group is still under treatment and is excluded from the data presented. While the Company does not expect the pending data from such patients to materially change the overall efficacy trends, particularly as the most pronounced efficacy in HS was observed in the 120 mg bid dosing group, which is unaffected, minor changes may occur.

Final changes and corrections may occur upon full data review and quality checks, but the Company does not believe any such changes or corrections will have a material impact on the reported efficacy or safety trends. All data should be considered preliminary until the full dataset is available and final analyses are complete. The Company expects to provide an update as soon as the remaining data are incorporated.

Third-Party Data

We have not conducted head-to-head clinical trial comparisons between INF904 and any third-party drug candidate or approved drug. Any third-party data displayed or referenced are intended solely for comparative orientation and are based on published data from various sources, including original publications, press releases, abstracts, posters, approval reviews and others. Except for a separate comparison to reported data from the use of avacopan in HS, all comparisons are focused on available data from drug candidates that are approved. These comparisons are not derived from head-to-head trials and the data displayed are from studies conducted under different protocols, with different inclusion and exclusion criteria, at different sites and at different times, among other differences. As such, the value of any such comparison may be limited, and we are unable to make direct comparative claims between INF904 and third-party drug candidates or approved drugs. We make no representation regarding the completeness of such comparative data and reference the sources of our comparisons where applicable.

A copy of the press release and a copy of the Company’s presentation announcing the results are attached as Exhibit 99.1 and Exhibit 99.2, respectively. Both Exhibit 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 10, 2025.
99.2	Corporate Presentation, dated November 10, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: November 10, 2025	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer